EXHIBIT (d)(4)


                          MEMORANDUM OF UNDERSTANDING

          This MEMORANDUM OF UNDERSTANDING is entered into as of June 14, 2004, among the plaintiffs in Gehrer v. Alaris Medical Systems, Inc., et al., ALARIS Medical Systems, Inc. ("ALARIS"), the members of the ALARIS board of directors (collectively, the "Individual Defendants"), Cardinal Health, Inc. and Jeffry M. Picower (and certain affiliates), by their undersigned attorneys.

          WHEREAS, on May 19, 2004, ALARIS and Cardinal Health, Inc. ("Cardinal Health") announced that, together with a subsidiary of Cardinal Health, they had entered into a definitive merger agreement, dated as of May 18, 2004, under which ALARIS would become a wholly-owned subsidiary of Cardinal Health and holders of the outstanding shares of ALARIS common stock would receive $22.35 in cash for each share of ALARIS common stock that they owned (the "Merger Agreement"). The Merger Agreement contemplated that Cardinal Health (through a wholly-owned subsidiary) would make a cash tender offer for all outstanding shares of ALARIS common stock at a purchase price of $22.35 per share (the "Offer") and holders of untendered shares would receive $22.35 per share in cash in a merger (the "Merger") that would follow the Offer, all of which transactions to be subject to conditions that were set forth in the Merger Agreement (together, the "Transaction"); and

          WHEREAS, in connection with the Merger Agreement, Cardinal Health entered into a separate Support/Tender Agreement dated May 18, 2004 (the "Support Agreement") with Jeffry M. Picower and certain affiliated entities, Decisions Incorporated, JD Partnership, L.P. and JA Special Partnership Limited (collectively,

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"Picower"), who through such entities owns a majority of ALARIS's outstanding common stock; and

          WHEREAS, on May 28, 2004, Cardinal Health filed a Schedule TO with respect to the Transaction and mailed to stockholders an Offer to Purchase in connection with the Offer, and on the same date ALARIS filed and mailed to stockholders a Schedule 14D-9 with respect to the Offer; and

          WHEREAS, on May 21, 2004, a putative stockholder of ALARIS filed a complaint in the Superior Court for the State of California, San Diego County, purportedly on behalf of a class of the common stockholders of ALARIS, captioned Michael Gehrer v. Alaris Medical Systems, Inc., et al., Case No. GIC 830324, that named as defendants ALARIS and the members of its board of directors. The complaint sought to proceed as a class action and alleged that the directors breached their fiduciary duties to ALARIS stockholders in agreeing to the Merger Agreement. It sought declaratory and injunctive relief against the closing of the Offer and the consummation of the Merger, in addition to seeking plaintiff's costs and attorneys' fees in bringing the action; and

          WHEREAS, on June 2, 2004, plaintiff's counsel served an ex parte application for limited expedited discovery, which indicated that plaintiff intended to seek Court approval for a schedule of discovery in anticipation of a motion for a temporary restraining order to enjoin the closing of the Offer, which closing was scheduled to occur on June 25, 2004. At a hearing on plaintiff's ex parte application on June 3, 2004, the Court directed the parties to meet and confer in an effort to reach agreement on the scope and timing of expedited discovery and on such other matters as the parties could agree upon; and

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          WHEREAS, in the ex parte application, in correspondence with the
ALARIS board of directors and in communications with counsel for the defendants, plaintiff's counsel conveyed their views concerning the alleged shortcomings in the disclosures provided in the Offer to Purchase and the Schedule 14D-9 and specific ways in which such disclosures could be supplemented, as well as other proposals to modify the terms of the proposed transactions; and

          WHEREAS, each defendant, as well as Cardinal Health and Picower, denies having committed or having attempted to commit any violation of law or breach of duty, including breach of any duty to ALARIS stockholders or self-dealing as alleged in the complaint, or otherwise having acted in any improper manner and believes that their respective actions have at all times complied with their legal obligations and fiduciary duties and otherwise have been proper and appropriate; and

          WHEREAS, notwithstanding their beliefs in the strength on the merits of their respective positions in the Gehrer action, the parties have agreed in principle to a proposed settlement based on the agreement set forth below (the "Settlement"), and all of the parties believe that the proposed Settlement is in the best interests of the stockholders of ALARIS;

          NOW THEREFORE, IT IS HEREBY AGREED IN PRINCIPLE AS FOLLOWS:

          1. Settlement. While ALARIS and the Individual Defendants deny that plaintiffs' claims of incomplete or misleading disclosure have any merit, they have taken plaintiffs' suggestions into account in preparing an amendment to the ALARIS Schedule 14D-9 that is to be filed no later than June 15, 2004 in which certain

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additional disclosures are to be provided. The disclosures that will be included in that amendment at plaintiff's request include a description of the analyses underlying the fairness opinions that were provided to the ALARIS board of directors by its financial advisors in connection with the board's approval and adoption of the Merger Agreement and the Transaction.

          2. Stipulation of Settlement. The parties will negotiate in good faith to agree upon and execute an appropriate Stipulation of Settlement (the "Stipulation") and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Gehrer action upon the terms set forth in this Memorandum of Understanding (collectively, the "Settlement Documents"). The parties will use their best efforts to agree upon and execute the Settlement Documents within 60 days of the execution of this Memorandum of Understanding. The Stipulation will expressly provide, inter alia, (i) for certification by the Superior Court of the State of California for the County of San Diego (the "Court") of a non-opt out settlement class of ALARIS stockholders and their successors in interest and transferees, immediate and remote, from May 18, 2004, through and including the date of the consummation of the Merger (other than defendants) (the "Class");
(ii) for dismissal of the Gehrer action with prejudice and a complete release and settlement by the Class of all claims (excluding properly perfected rights of appraisal to the extent available under Delaware law and claims for enforcement of the Settlement), whether asserted directly, derivatively or otherwise, against ALARIS, any of the Individual Defendants (whether in their personal or representative capacities), Cardinal Health, Picower, or any of their families, parent entities, affiliates, subsidiaries, predecessors,

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successors or assigns, and each and all of their respective past or present officers, directors, associates, stockholders, members, controlling persons, representatives, employees, attorneys, counselors, financial or investment advisors, dealer managers, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators (collectively, the "Releasees"), whether known or unknown and whether arising under federal, state or any other law (including, without limitation, the federal securities laws), which have been, or could have been, asserted in any court or forum against any of the Releasees and relating to the Offer, the Merger, the Merger Agreement, the Support Agreement, the Transaction or the related disclosure materials and any related matters (the "Settled Claims"); (iii) that upon Final Court Approval of the Settlement, the members of the Class shall be deemed to have waived the provisions, rights and benefits of California Civil Code ss. 1542, which provides that:

                  A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor, and the provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Civil Code ss. 1542. A member of the Class may thereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Settled Claims, but each shall be deemed to have fully, finally and forever settled and released any and all Settled Claims, as provided above; (iv) that each of the defendants and the other Releasees has denied and continues to deny having committed or attempted to commit any violations of law or breaches of any duty of any

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kind; (v) that defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and is in the best interests of ALARIS and its stockholders; and
(vi) that any of the defendants shall have the right to withdraw from the proposed Settlement in the event that (A) any state or federal action asserting any of the Settled Claims that is now pending or is hereafter commenced against any Releasee prior to Final Court Approval (as defined below) of the Settlement has not been withdrawn, dismissed, or stayed in contemplation of dismissal in response to a motion for such relief by the parties to the Settlement, or (B) any of the additional conditions set forth in paragraph 4 below shall not have been satisfied.

          3. Notice and Court Approval. Subject to prior Court approval of the form of the Settlement Documents, counsel for the parties will present the Settlement Documents to the Court for its approval as soon as practicable following dissemination of appropriate notice of the proposed Settlement to the Class. ALARIS or its successor shall disseminate such notice and pay the costs and expenses related to providing such notice. As used herein, "Final Court Approval" of the Settlement means that the Court has entered an order and judgment approving the Settlement and dismissing the Gehrer action with prejudice, and that such order is finally affirmed on appeal or is no longer subject to appeal or re-argument. Defendants and Cardinal Health agree to an award of plaintiff's attorneys' fees and expenses in the aggregate amount of $750,000, subject to Court approval, to be paid by ALARIS or its successor (but not by any of the Individual Defendants) to Lerach Coughlin Stoia & Robbins LLP, as receiving agent for plaintiff's counsel, upon either (x) Final Court Approval of the Settlement, or (y) if no objection has been made to the Settlement, within five business days after entry of the Court's order

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and judgment approving the Settlement (subject to repayment by plaintiffs'
counsel to ALARIS or its successor in the event that the Court or an appellate court later vacates or reverses the order approving the Settlement or the fee award). These fees and expenses will not come out of moneys that otherwise would have been paid to the stockholders of ALARIS.

          4. Other Conditions. The consummation of the Settlement is subject to:
(a) consummation of the Transaction as contemplated under the Merger Agreement;
(b) the drafting and execution of the Settlement Documents and the other agreements necessary to effectuate the terms of the proposed Settlement; (c) the conclusion by plaintiff's counsel following completion of appropriate confirmatory discovery as agreed to by the parties reasonably satisfactory to plaintiff's counsel that the proposed Settlement is fair and reasonable; (d) the entry by the Court, as soon as reasonably practicable, of an order staying all further proceedings in the Gehrer action in contemplation of dismissal on the terms contemplated to be included in the Stipulation; (e) dismissal, withdrawal or the stay in contemplation of dismissal of any other litigation referred to in paragraph 6 below; and (f) Final Court Approval (as defined above) of the Settlement and dismissal of the Gehrer action with prejudice and without awarding costs to any party, except as provided herein. This Memorandum of Understanding shall be null and void and of no force and effect if (i) any of these conditions are not met, or (ii) plaintiff's counsel determine, following completion of confirmatory discovery as referred to above, that the Settlement is not fair and reasonable. In any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties in the Gehrer action or any other actions relating to the subject

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matter of that action or to prejudice the positions of the parties regarding the fairness, adequacy, timing or any other aspect of the Transaction, and shall not entitle any party to recover any fees, costs or expenses incurred in connection with the implementation of this Memorandum of Understanding.

          5. Interim Stay of Litigation. The parties agree that, except as expressly provided herein, further litigation among them shall be stayed pending submission of the proposed Settlement to the Court for its consideration. All defendants' time to answer or otherwise respond to the complaint or discovery requests (other than requests relating to confirmatory discovery contemplated hereunder) that have been filed to date, or that are contemplated to be filed, is extended without date. Counsel shall enter into such documentation as shall be required to effectuate the foregoing agreements.

          6. Cooperation in Dismissal of Related Litigation. If any action other than the Gehrer action has been, or is, filed in any state or federal court asserting any of the Settled Claims against any Releasee prior to Final Court Approval of the proposed Settlement, plaintiff's counsel shall cooperate with defendants to obtain the dismissal or withdrawal or stay in contemplation of dismissal of such a related action, including where appropriate joining in any motion to dismiss such litigation. If following a motion by defendants to dismiss or stay in contemplation of dismissal any such action, the requested relief is not obtained prior to Final Court Approval of the Settlement, each of the defendants shall have the right to withdraw from the proposed Settlement.

          7. Miscellaneous. (a) this Memorandum of Understanding may be executed by facsimile transmission and in counterparts by any of the signatories hereto and as so executed shall constitute one agreement; (b) this Memorandum of

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Understanding and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of California; (c) this Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (d) each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his/her respective client(s) to do so; (e) plaintiff and his counsel represent and warrant that none of the claims or causes of action asserted by them has been assigned, encumbered or in any manner transferred, in whole or in part; (f) except as provided herein, no defendant shall bear any expense, cost, damages or fees alleged or incurred by any named plaintiff, any member of the Class or their respective attorneys, experts, advisors, agents or representatives; and (g) neither the existence of this Memorandum of Understanding nor the provisions contained herein shall be deemed a presumption, concession or admission by any defendant, Cardinal Health or Picower of any breach of duty, liability, default or wrongdoing as to any facts or claims alleged or asserted in the Gehrer action, or in any other action or proceeding, nor by any plaintiff as to the lack of merit of any Settled Claims, and the Memorandum of Understanding shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Gehrer action or in any other action or proceeding of any nature whatsoever.

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          8. Cardinal Health and Picower Consent. Although not parties to the
Gehrer action, Cardinal Health and Picower, by their undersigned attorneys, acknowledge and consent to the undertakings hereunder and they shall be intended third-party beneficiaries of the Settlement.

                                            LERACH COUGHLIN STOIA
                                            & ROBBINS LLP


                                            By: /s/ Randall J. Baron
                                               -------------------------
Of Counsel:                                      Randall J. Baron
                                                 Stephen J. Oddo
Paul J. Geller, Esq.
GELLER RUDMAN, PLLC                         410 B Street, Suite 1700
197 S. Federal Highway, Suite 200           San Diego, California  92101
Boca Raton, Florida  33432                  (619) 231-1058
(561) 750-3364
                                            Attorneys for Plaintiff
                                            and the Settlement Class


                                            PIPER RUDNICK LLP

Of Counsel:

Stuart E. Rickerson                         By: /s/ John J. Clarke, Jr.
Vice President, General Counsel                -------------------------
  & Secretary                                     Perrie M. Weiner
ALARIS Medical Systems, Inc.                      John J. Clarke, Jr.
10221 Waterridge Circle                           Edward D. Totino
San Diego, CA 92121-2733
(858) 458-7508                              1999 Avenue of the Stars
                                            Los Angeles, California  90067-6022
                                            (310) 595-3000

                                            1251 Avenue of the Americas
                                            New York, New York 10020
                                            (212) 835-6000

                                            Attorneys for
                                            ALARIS Medical Systems, Inc. and its
                                            Board of Directors

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                                            WACHTELL, LIPTON, ROSEN & KATZ



                                            By: /s/ Paul K. Rowe
                                               ---------------------------------
                                                  Paul K. Rowe

                                            51 West 52nd Street
                                            New York, New York 10019
                                            (212) 403-1000

                                            Attorneys for Cardinal Health, Inc.


                                            SCHULTE ROTH & ZABEL LLP



                                            By: /s/ Michael Swartz
                                               ---------------------------------
                                                  Michael Swartz

                                            919 Third Avenue
                                            New York, New York 10022
                                            (212) 756-2000

                                            Attorneys for Jeffry M. Picower
                                            and Affilated Entities